FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2009

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Shearman & Sterling LLP

Gervinusstrasse 17

60322 Frankfurt am Main, Germany

This Amendment No. 3 to Annual Report on Form 18-K for the year ended December 31, 2009 is jointly filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”), a corporation incorporated under the laws of the Republic of Austria (“Austria”) and Austria.

Recent Developments—Certain Tax Considerations—Austrian Taxation—New Capital Gains Tax

On December 31, 2010, Austria’s Federal Budget Implementation Act for the years 2011 to 2014 entered into force. The Budget Implementation Act, by way of amendments to the Austrian Income Tax Act, introduced a new tax on “realized capital gains”. The relevant amendments to the Income Tax Act relating to the new capital gains tax will become effective as of October 1, 2011. The new tax will apply to realized capital gains from the sale or redemption of securities, including the Guaranteed Debt Securities, irrespective of whether they have been held as business or non-business assets and irrespective of whether the profits have been realized within a particular holding period. The capital gains tax will apply to securities, including Guaranteed Debt Securities, purchased after September 30, 2011, at a rate of 25% of the capital gain. The tax applies if either the custodian bank or - under certain conditions - the office paying the proceeds to the investor, is located in Austria. The custodian bank or the paying office, if applicable, will be responsible for deduction of the capital gains tax and its transfer to the respective Austrian tax office.

This report is intended to be incorporated by reference into OeKB’s and Austria’s prospectus included in registration statement no. 333-161148 and any future prospectus filed by OeKB and Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 12th day of January, 2011.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ Mag. Waltraud Burghardt
Name:	Mag. Waltraut Burghardt
Title:	Senior Director

/s/ Mag. Monika Seitelberger
Name:	Mag. Monika Seitelberger
Title:	Associate Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, The Republic of Austria has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 12th day of January, 2010.

THE REPUBLIC OF AUSTRIA

/s/ Silvia Maca
Name:	Silvia Maca
Title:	Director, Head of the Division for Export Financing and International Export Promotion Policy Ministry of Finance of the Republic of Austria